UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cyalume Technologies Holdings, Inc.

File No. 000-52247 - CF#24974

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Cyalume Technologies Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 22, 2010.

Based on representations by Cyalume Technologies Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21	through June 1, 2019
Exhibit 10.22	through June 1, 2019
Exhibit 10.23	through June 1, 2019
Exhibit 10.24	through June 1, 2019
Exhibit 10.25	through June 1, 2019
Exhibit 10.26	through June 1, 2019
Exhibit 10.27	through June 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel